National Semiconductor Corporation
2900 Semiconductor Drive	+1 408 721 5000 Tel
Santa Clara, CA 95052-8090 USA	www.national.com

November 15, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:           National Semiconductor Corporation
Form 10-K for the fiscal year ended May 30, 2010
Filed July 20, 2010
File No. 001-05672

Dear Mr. Jaramillo:

This letter responds to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 8, 2010 regarding the Form 10-K for the fiscal year ended May 30, 2010 of National Semiconductor Corporation (the “Company”).  The Staff’s comment is included for reference below, along with the Company’s response to the Staff’s comment.

1.
Comment:  We note your response to our prior comment 1 that you propose to treat Mr. Parulekar as a named executive officer for purposes of Items 5.02 Form 8-K and other future filings with the commission prior to the Company’s next filing that requires disclosure pursuant to Item 402(c) of Regulations S-K is not sufficient to address this omission.  In light of the required information that was omitted from your filings regarding Mr. Parulekar’s compensation and his status as a named executive officer, please amend your Form 10-K for the fiscal year ended May 30, 2010 to include all of the omitted disclosure.

Response:  In response to the Staff’s comment, the Company has filed an amendment (the “10-K/A”) to its Form 10-K for the fiscal year ended May 30, 2010 to include all of the omitted disclosure relating to Mr. Parulekar.

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As requested in the Staff’s letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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You may contact Lewis Chew, Senior Vice President, Finance and Chief Financial Officer, at (408) 721-2436, or me at (408) 721-8633 if you have any questions regarding this letter.
.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION /S/ Todd M. DuChene
Todd M. DuChene Senior Vice President, General Counsel and Secretary

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